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                                                    Filed by Arch Wireless, Inc.
                                                            Pursuant to Rule 425
                                          Subject Companies: Arch Wireless, Inc.
                                                           Arch Transition Corp.
                                              Arch Wireless Communications, Inc.
                                                    Arch Wireless Holdings, Inc.
                                     Registration Statement File Nos.: 333-61434
                                                                    333-61434-01
                                                                    333-61434-02
                                                                    333-61434-03




To All Arch Wireless Team Members:

We want to take this opportunity to bring you up to date on several developments at Arch. On May 1 we released our first quarter operating results, which by most measures met or exceeded our expectations as well as those of Wall Street investors. Importantly, these results included a strong increase in two-way messaging units, and continued generation of free cash flow - a key financial goal that allows us to fund our growth from ongoing operations and limits our need to borrow.

In addition, earlier today we announced an exchange offer to holders of our publicly traded debt in which we agreed to issue new shares of Arch common and preferred stock and new notes in exchange for outstanding non-bank debt. In conjunction with the exchange offer we also will seek an amendment to our bank credit agreement that would favorably modify its terms. The net result of these actions would be to greatly strengthen Arch's balance sheet and provide significant financial flexibility to aggressively implement our business strategy going forward, particularly the growth of our promising two-way messaging business.

During the first quarter we made important progress as revenues and operating cash flow increased from year-earlier totals due in part to the PageNet merger. We were pleased to record net additions of 63,000 two-way units in the quarter, bringing total two-way units in service to 221,000 at March 31, 2001. We also introduced several two-way messaging products and signed several strategic alliances, notably one with MSN, a division of Microsoft, to market two-way e-mail and instant messaging services to millions of MSN Hotmail customers. With these announcements and others to follow, we believe we are gaining exciting momentum in our two-way business and are on our way to establishing a distinct leadership position in this market.

To ensure that Arch has the necessary financial resources to achieve long-term success in this growing arena, we initiated an exchange offer that, upon completion, is expected to significantly reduce Arch's total debt and substantially improve our overall liquidity. Specifically, the exchange offer asks our note holders to exchange approximately $600 million in notes for Arch common stock, preferred stock and new notes. A successful exchange offer, which is expected to take several months to complete, would eliminate or defer interest payments on all publicly traded Arch debt, and, through an amended credit facility, defer and reduce interest payments to our banks.

We believe our note holders will support the exchange offer, recognizing that Arch is well-positioned to grow its two-way business and that, in time, such growth will translate into appreciation in the value of Arch Wireless common stock. The exchange offer also includes the solicitation of votes from our note holders that would allow us to conduct our financial restructuring through an alternative plan of reorganization, one that requires fewer votes, if we do not receive the desired level of votes in favor of the proposed exchange offer. Importantly, the re-capitalization process, by whatever means achieved,
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should be completed later this summer and should have no impact on Arch's operations, sales or customer service. In short, it will be business as usual at Arch.

Arch posted some promising results for the first quarter of 2001, especially in our two-way business, and as a result is in an excellent position to lead the industry through its transition. We also made significant progress during the quarter in integrating the operations of PageNet. Still, our proposed financial restructuring is a necessary and important step to help ensure that we have the resources to take advantage of that growth opportunity and unlock the potential value of our nationwide operations. With your continued support, we look forward in coming months to further improving our operating performance, quickly completing our financial restructuring and rapidly growing our two-way business.

We thank you for your continued role in building Arch's future.


Sincerely,



Ed Baker                                   Lyn Daniels
Chairman and Chief Executive Officer       President and Chief Operating Officer


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                               ARCH WIRELESS, INC.
                                 EXCHANGE OFFER



                                  Internal Q&A


Q:       WHAT DID ARCH ANNOUNCE ON MAY 23, 2001?

A: We filed a registration statement with the SEC relating to a proposed exchange of two new issues of senior notes, new units of preferred stock and shares of Arch common stock for approximately $608 million of our publicly traded debt. We also announced that we would seek an amendment to Arch's current bank facility that would give us increased financial flexibility. Among other benefits, the amendment would reduce the amount of debt outstanding, defer the amortization schedule for the period 2002 through 2005 as well as reduce interest rates and provide less restrictive financial covenants.

Q:       WHAT IS THE PURPOSE OF THE EXCHANGE OFFER AND BANK AMENDMENTS?

A: The proposed exchange offer and bank amendments are part of a re-capitalization plan through which we intend to strengthen our balance sheet and create greater financial flexibility to more aggressively grow our business. A principal objective of the proposed exchange offer and re-capitalization plan is to reduce the amount of cash currently required to service our outstanding debt. This type of financial restructuring is a tool companies use to reduce their debt and gain access to more capital with which to operate and grow their businesses.

Q: WHAT DOES THIS RE-CAPITALIZATION PLAN MEAN FOR THE COMPANY AND OUR STOCKHOLDERS?

A: Lower long-term debt and an improved debt-to-equity ratio mean that we would have reduced interest payments and deferred principal payments and thus enhanced financial flexibility to re-invest in our ongoing business operations. The re-capitalization plan is the latest in a series of actions Arch has taken in recent years to enhance financial flexibility. As some of you may recall, we completed several debt-for-equity exchanges over the past year that already have reduced our overall debt and interest payments and strengthened our capital position. Put another way, Arch's proposed exchange offer is designed to "right-size" the company's balance sheet to our currently projected revenues and operating cash flow, provide a long-term solution to financial challenges brought about by a transitioning industry, and unlock the value in our two-way business by giving Arch "running room" to aggressively grow two-way services in the years ahead.
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Q:       DOES ARCH'S FINANCIAL RESTRUCTURING REFLECT FINANCIAL CHALLENGES FACED
         BY OTHERS IN THE TELECOM AND WIRELESS MESSAGING INDUSTRY?

A: Yes, to some extent. As we all know, many companies in the telecommunications and wireless messaging industry are going through challenging financial times. Arch is fortunate in that we have substantial assets - including the highest quality two-way messaging network in the country, a large customer base, a diverse product line, and experienced and capable team members - that establish us as a leader in our segment of the telecom industry. However, we are not immune to issues impacting the broader telecom sector. Accordingly, we believe a financial restructuring will help ensure that we have adequate resources over time to reach our full potential in the rapidly growing market for wireless messaging and wireless mobile data.

Q: WHAT ARE THE CHANCES THAT THE EXCHANGE OFFER AND BANK AMENDMENTS WILL BE SUCCESSFUL?

A: We believe both our note holders and lenders will support the exchange initiative and proposed amendments because they allow us to more fully execute our business plan. In short, these steps will enable us to unlock the potential value in the growing market for wireless Internet messaging and data services.

Q.       WHAT IF THE EXCHANGE OFFER AND BANK AMENDMENTS ARE NOT SUCCESSFUL?

A: Recognizing that our proposed exchange offer may not gain the required level of consents, we are soliciting additional consents in the exchange offer from note holders and separately soliciting consents from our bank group to a plan of reorganization that would effectuate the debt exchange through an alternative plan of reorganization, one that requires fewer votes. Such a plan would be contemplated if the required level of participation in the registered exchange offer, or the necessary bank consents, are not obtained but sufficient consents are received to approve the plan of reorganization.

Q.       WHAT IS THE TIMING FOR THE EXCHANGE OFFER?

A. The exchange offer will become effective once Arch's registration statement has been approved by the SEC. However, the exact timeframe for completion of the exchange offer and re-capitalization plan is difficult to predict. Nonetheless, we expect it to be completed some time this summer.

Q.       WHY HAS ARCH INCURRED SUCH A SIZABLE DEBT?


A: Like many other companies in rapidly growing industries, Arch's indebtedness is the result of significant capital and operating expenses that have been incurred
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         over the years through numerous mergers and acquisitions. While those mergers and acquisitions have helped Arch become an industry leader, and Arch management has controlled expenses well, there has been a cumulative cost of that growth. In a normalized growth environment, companies are able to service that accumulated debt by generating higher levels of revenues and operating cash flow. As one-way paging units have declined faster than the growth in two-way messaging units during the recent period of transition, however, our debt level runs the risk of becoming higher than our ability to properly service it. Thus, our goal is to reduce it to more normalized levels, and do so well ahead of the time when we may not be able to make our debt payments.


Q. WHAT AFFECT, IF ANY, WILL THE RE-CAPITALIZATION PLAN HAVE ON THE ACTIVITIES OF ARCH TEAM MEMBERS?

A: The re-capitalization plan should have no affect on the day-to-day activities of Arch Wireless team members. Our operations will continue as normal and customers will not be impacted at all.


Q:       WILL THE RE-CAPITALIZATION PLAN CHANGE ARCH'S BUSINESS STRATEGY?

A: No. The proposed exchange offer and re-capitalization plan will not alter the company's overall operating strategy, which will continue to focus on growing our two-way messaging and wireless mobile data business and providing ongoing service to our 11 million customers nationwide. As you know, Arch has a full line of two-way messaging products and we are continually seeking ways to increase the value of these messaging devices and widen the distribution of our two-way services.


Q:       IS THERE A RECENT EXAMPLE THAT SUPPORTS THIS BUSINESS STRATEGY?

A: A notable example of Arch's two-way business focus is our recent agreement with MSN, a division of Microsoft, to market two-way e-mail and instant messaging services to millions of MSN's Hotmail customers. With this alliance, along with others, we believe we are gaining momentum in our two-way and mobile data business and are on our way to establishing a distinct leadership position in this market.


Q: IF ARCH'S BUSINESS STRATEGY APPEARS TO SHOWING PROMISE, WHY IS THERE A NEED TO RESTRUCTURE THE COMPANY'S FINANCES?

A: In order to ensure Arch has the resources available to take advantage of what we and others see as a very significant and growing opportunity in wireless messaging and wireless mobile data, we are taking the actions noted above.
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Q:       DOES THE EXCHANGE OFFER PROVIDE ONLY A SHORT-TERM "FIX" TO ARCH'S
         BALANCE SHEET?

A: No. On the contrary, our re-capitalization proposal is designed to help us meet our financial requirements over an extended period of time. As noted, we need to reduce our debt if we want to ultimately succeed in this new two-way messaging environment, and what we have proposed is a solution that we believe should eliminate any financial concerns about the company for some time to come.


Q:       IS ARCH PLANNING ANY LAYOFFS AS A RESULT OF THESE ACTIONS?

A: No. Arch Wireless is not planning any lay-offs as a result of the exchange offer. However, as you know, we have been reducing the size of the work force in conjunction with the PageNet merger and our overall cost savings program. Arch currently has approximately 6,900 full-time team members.


Q:       WHAT WILL HAPPEN TO ARCH'S ONE-WAY MESSAGING BUSINESS?

A: Although we, along with our peers, have experienced a decline in the number of traditional (or one-way) subscribers in recent years, we expect the pace of one-way decline to slow down at some point in the future. Over the next year or so, however, we expect to incur continued losses of one-way subscribers due largely to user migration to alternative two-way messaging products and wireless services.


Q:       IS THIS RESTRUCTURING A RESULT OF ARCH BEING DE-LISTED FROM NASDAQ?

A: No, our re-capitalization plan is unrelated to Arch being de-listed from Nasdaq on April 30. As communicated earlier, Arch Wireless common stock is now listed on the OTC Bulletin Board, an electronic over-the-counter quotation system, under the ticker symbol ARCH. .


Q:       HOW WERE ARCH'S FIRST QUARTER OPERATING RESULTS?

A: Arch posted increased operating results for the first quarter ended March 31, 2001. By most accounts, the results met our expectations as well as those of Wall Street investors. Importantly, the company continued to generate free cash flow during the quarter, one of the only dedicated wireless data providers to do so. Arch recorded net additions of 63,000 two-way units during the quarter, bringing total two-way units in service to 221,000 at March 31, 2001.
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---------------------------------

Important information: This communication is filed with the Securities and Exchange Commission pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended. Arch Wireless, Inc., Arch Transition Corp., Arch Wireless Communications, Inc. and Arch Wireless Holdings, Inc. have filed a Registration Statement on Form S-4 in connection with the exchange offer containing information about the exchange offer and related transactions. Investors and security holders are urged to read the Registration Statement and the prospectus contained therein carefully, as they contain important information about Arch, its subsidiaries, the exchange offer and related matters. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the prospectus, Arch Wireless, Inc. and Arch Wireless Communications, Inc. file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by them at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. P lease call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on public reference rooms. The filings of Arch Wireless, Inc. and Arch Wireless Communications, Inc. with the Securities and Exchange Commission also are available to the public from commercial document-retrieval services and for no charge at the web site maintained by the Securities and Exchange Commission at http//www.sec.gov.


Statements under the Private Securities Litigation Reform Act: Statements contained herein which are not historical fact, such as statements regarding anticipated growth in demand for Arch's advanced two-way messaging services, the ability of Arch to achieve its business plan, the anticipated benefits of the proposed exchange offer and bank amendments and the expected support of Arch's note holders and bank lenders for the proposed exchange offer and bank amendments, are forward-looking statements for
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purposes of the safe harbor provisions under the Private Securities Litigation
Reform Act of 1995. These forward-looking statements involve risks and uncertainties that may cause Arch's actual results to be materially different from the future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expectations include, but are not limited to, risks and uncertainties associated with the proposed exchange offer and bank amendments, future capital needs, unforeseen delays or difficulties in launching Arch's additional two-way messaging products and services, competitive pricing pressures, competition from both traditional paging services and other wireless communications services, declining demand for traditional paging products and services, government regulation, reliance upon third party providers for certain equipment and services, as well as other risks described from time to time in Arch's periodic reports and registration statements filed with the Securities and Exchange Commission. Although Arch believes the expectations reflected in the forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Arch disclaims any intent or obligation to update any forward-looking statements.